FOR IMMEDIATE RELEASE:                  CONTACT:
                                        Kelley Mullaney
                                        Digene
                                        (202) 530-4628

                                        Pamela Sherry
                                        LabCorp
                                        (336) 436-4855

     LABCORP-REGISTERED TRADEMARK- TO OFFER LATEST HPV TEST

PARTNERSHIP WITH DIGENE CORPORATION TO PROVIDE HPV HYBRID CAPTURE-
                 REGISTERED TRADEMARK- II ASSAY

GAITHERSBURG, MD AND BURLINGTON, NC (JANUARY 14, 2000) - Digene Corporation (Nasdaq: DIGE) and Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) announced today that they have entered into an agreement whereby LabCorp will utilize the Digene Hybrid Capture II HPV Test for women with ASCUS (atypical squamous cells of undetermined significance) or borderline Pap smear results. LabCorp-Registered Trademark- is a pioneer in identifying and adopting innovative technologies for use in cytology and oncology testing. Under the terms of the agreement, LabCorp will offer Digene's advanced DNA-based technology, which detects the human papillomavirus (HPV), the cause of virtually all cervical cancer.

Every year in the United States, approximately 15,000 women are diagnosed with cervical cancer and 5,000 women die of the disease. Worldwide, cervical cancer affects 500,000 women annually, and after breast cancer, is the second most common malignancy found in women.

"We are proud to be a partner with one of the largest reference testing laboratories in the United States. This agreement represents an important milestone for Digene as we continue to reinforce the important role of HPV testing in cervical disease management and prevention," said Evan Jones, Chairman and CEO of Digene Corporation. "Utilization of Digene's HPV test permits physicians and their patients to immediately know their risk status. Women with a negative HPV test result have the peace of mind in knowing that they are not at greatly reduced risk for developing cervical cancer."

"LabCorp has a strong tradition of offering the latest technology that can help quickly and accurately identify women who are at risk for developing cervical cancer," stated Myla P. Lai-Goldman, Executive Vice President, Chief Scientific Officer and Medical Director of LabCorp-Registered Trademark-. "LabCorp has been a leader in molecular diagnostics and human papillomavirus testing, having provided HPV tests for over 10 years. Advancements in the technology offered by the Hybrid Capture II assay, along with the findings from recent clinical studies presented in prestigious journals, support the utility of this test. "

                             -more-

The Digene Hybrid Capture HPV Test is a FDA-approved test for HPV. There are over 70 types of HPV, one of the most common sexually transmitted infections. Of these 70 types, 23 affect the genital tract but only 13 key types cause cervical cancer. These high-risk types have been detected in 99.7% of cases of cervical cancer, supporting the strong association between high-risk HPV and cervical cancerconfirming that high-risk HPV must be
present for cervical cancer to develop.   The Digene HPV test,
using DNA molecular technology, can detect the 13 key cancer-causing types of HPV.

Digene Corporation, based in Gaithersburg, Maryland, develops, manufactures and markets DNA and RNA tests for the detection, screening and monitoring of human diseases. Digene's products are designed to help improve clinical outcomes and reduce the overall cost of disease management. Digene's lead product, the Hybrid Capture-Registered Trademark- II HPV Test, aids physicians in identifying women who are most at risk of having or developing cervical disease and cervical cancer. The Digene HPV test is used in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. Visit Digene's website at www.digene.com.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories. Visit LabCorp's web site at www.labcorp.com.



Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the companies' financial results is included in each company's most recently submitted Form 10-K and subsequent filings.


                               ###